April 27, 2009

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corp.
Registration Statement on Form S-3
Filed March 27, 2009
File No. 333-158266

Form 10-K for Fiscal Year ended December 31, 2008
Filed March 16, 2009
File No. 1-33816

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated April 21, 2009, to Heckmann Corp. (the “Company”) regarding the Registration Statement on Form S-3, File No. 333-158266 (the “Registration Statement”), filed by the Company on March 27, 2009.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form S-3

Staff Comment:

1. Please refer to the comment below regarding your Form 10-K and the lack of a report on internal control over financial reporting. It is the staff’s view that the omission of these reports renders the annual report on Form 10-K materially deficient. As a result, the registrant is not timely or current in its Exchange Act reporting. See Question and Answer 115.02 of the Regulation S-K Compliance and Disclosure Interpretations. Please revise on a form that is available to you or advise.

Company Response:

The Company respectfully refers the Staff to the Company’s response to Staff Comment 3. For the reasons discussed therein, the Company does not believe its annual report on Form 10-K is materially deficient and, therefore, the Company believes that it is indeed eligible to use Form S-3.

Signatures

Staff Comment:

2. Please include the signature of your controller or principal accounting officer. If the controller or principal accounting officer has signed the form, but the signature page does not indicate that the person signing occupies the position, then please confirm that your controller or principal accounting officer has signed, and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2) to Form 10-K.

Company Response:

In response to the Staff’s comment, the Company confirms that its principal accounting officer, Brian R. Anderson, signed the Company’s annual report on Form 10-K and Registration Statement on Form S-3. In future filings, the Company will indicate that in addition to occupying the positions of Vice President and Chief Financial Officer (Principal Financial Officer), Brian R. Anderson serves as the Company’s principal accounting officer.

Form 10-K for the fiscal year ended 12/31/08

Item 9A. Controls and Procedures, page 44

Staff Comment:

3. We note the statement on page 46 that your CEO and CFO “determined that it was impractical for [you] to make an assessment of China Water’s internal controls as of December 31, 2008” and that “[a]s a result, this Annual Report does not include a report of management’s assessment of internal controls over financial reporting or an attestation report of [your] independent registered public accounting firm.” Please revise to comply with Item 308 of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company informs the Staff that the Company was incorporated in May 2007 as a blank check company formed to acquire one or more operating businesses. On October 30, 2008, the Company acquired China Water and Drinks Inc. (“China Water”) in a transaction accounted for as a business combination in accordance with SFAS No. 141.

In connection with its acquisition of China Water and during the preparation of its annual report on Form 10-K, the Company considered question No. 3 of the Frequently Asked Questions to Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (revised September 4, 2007) (“FAQ No. 3”) in making its determination that it was not possible for the Company to conduct an assessment of China Water’s internal control over financial reporting in the period between the acquisition’s consummation date, October 30, 2008, and the date of management’s assessment, December 31, 2008. Based upon phone conversations with the Staff related to Staff Comment 3, the Company understands that its determination not to make an assessment of

China Water’s internal control over financial reporting or to include a related attestation report from its independent registered public accounting firm is not at issue.

Rather, the Company understands that the Staff’s position is that Item 308 of Regulation S-K, as it applies to the Company, requires the Company’s management to assess its internal control over financial reporting without China Water as of December 31, 2008. However, immediately upon the completion of the acquisition of China Water, substantially all of the Company’s legacy internal controls that were previously part of the pre-acquisition Company were supplemented and replaced by controls relevant to the Company combined with China Water. The Company’s management believes that its legacy internal controls should not be subject to testing and assessment under SOX 404. As a blank check non-operational company, the pre-acquisition Company’s financial reporting processes were limited to managing cash disbursements, period end closings and external reporting. The streamlined nature of the pre-acquisition Company’s operations required it to outsource its accounting functions to a third party, which reduced the complexity of documented internal control over financial reporting. Internal controls that are properly designed and documented to reflect the controls of the consolidated company are expected to be completed in calendar year 2009 and the Company’s management is currently in the process of making its initial assessment of internal controls of the combined company. The Company did not believe that it was meaningful to test and provide an assessment on internal controls that were part of the blank check company prior to the business acquisition. This assessment would be of limited value to the Company’s stockholders as it would not be tied to the Company’s accounting functions as of December 31, 2008. For the same reasons, the Company believes an attestation report of its independent registered public accounting firm is not meaningful to its stockholders.

The Company believes that its position is supported by certain remarks made by Mr. Stephen C. Jacobs’s, of the SEC’s Division of Corporate Finance, in his December 11, 2007 speech before the 2007 AICPA National Conference on current SEC and PCAOB developments. When asked if there are any situations other than reverse mergers where applying existing guidance may not result in a meaningful assessment of internal controls effectiveness, Mr. Jacob’s stated the following:

“The only circumstances we have seen have been limited to Special-Purpose Acquisition Companies or SPACs. SPACs, which have become popular in the past few years, are companies with no operations formed by sponsors who then raise capital with the intent of acquiring an operating company. For the most part, these companies have no true operations until they complete a business combination. Until the business combination is completed, the SPAC has the same requirements related to Section 404 as any other issuer. In many cases, the SPAC purchases a business with cash or a combination of cash and stock, and the transaction is accounted for as a business combination under SFAS 141. These business combinations are not substantively different from those contemplated by FAQ No. 3, so it would seem logical that a SPAC would be able to consider the FAQ when contemplating excluding the target from its assessment of internal controls. However, in many cases the internal controls and processes of the operating company or target are the only ones remaining after such a transaction. In other words, if the company were to apply the FAQ, there would really be no meaningful controls to assess as of year-end. In such cases and depending on the facts and circumstances as a whole, such as the timing of the transaction, the staff may not object to excluding management’s report on internal controls from the Form 10-K entirely.”

Considering the facts and circumstances outlined above as well as the timing of the China Water business combination, which occurred in the 4th quarter of 2008, the Company believes that it was appropriate to exclude a management’s report on internal controls and related auditor attestation entirely from its 2008 Form 10-K. The Company hereby respectfully requests that the Staff waive the requirements of the Company to assess its internal control over financial reporting as for the year ended December 31, 2008 and to provide a related attestation report from its independent registered public accounting firm.

Staff Comment:

4. In this regard, please revise the last risk factor on page five accordingly.

Company Response:

In response to the Staff’s comment, the Company believes that if the Staff grants the waivers requested in the Company’s response to Staff Comment 3, the last risk factor on page five provides a meaningful assessment of risks that the Company’s stockholders would consider material to any investment decision related to the Company.

Exhibits 31.1 and 31.2, Certifications

Staff Comment:

5. We note that the language of the certifications departs in some respects from the language required by Item 601(b)(31) of Regulation S-K. Specifically, the necessary statements concerning ICFR in paragraph 4 and subsection 4(b) are omitted. Please revise to include the required language.

Company Response:

In response to the Staff’s comment, the Company proposes to amend the certifications as indicated in Exhibit A to this letter. The Company believes that if the Staff grants the waivers requested in the Company’s response to Staff Comment 3, it is appropriate to omit subsection 4(b) of the certifications because, for the reasons discussed in such response, as of December 31, 2008, the Company’s internal control over financial reporting did not provide reasonable assurance regarding the reliability of financial reporting.

* * * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely, Heckmann Corp.

By:	/s/ Donald G. Ezzell
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Exhibit A

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350,

As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard J. Heckmann, certify that:

1.	I have reviewed this report on Form 10-K for the period-ended December 31, ~~2008.~~2008 of Heckmann Corporation.

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	~~I am~~The registrant’s other certifying officer and I are responsible for establishing and maintaining ~~initial~~ disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)~~) for the Company~~ and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the ~~Company~~registrant, including its consolidated subsidiaries, is made known to ~~me~~us by others within those entities, particularly during the period in which this ~~annual~~ report is being prepared;

b)	Evaluated the effectiveness of the ~~Company~~registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	Disclosed in this report any change in the ~~Company~~registrant’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on ~~my~~our most recent evaluation of internal control over financial reporting, to the ~~Company~~registrant’s auditors and the audit committee of the ~~Company~~registrant’s Board of Directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal ~~controls~~control over financial reporting which are reasonably likely to adversely affect the ~~Company~~registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the ~~Company~~registrant’s internal control over financial reporting.

Date: March 16, 2009

By:	/s/ RICHARD J. HECKMANN
Name:	Richard J. Heckmann
Title:	Chief Executive Officer